October 27, 2005
BTV Features REGI US! Immediate Release Thurs. Oct. 27, 2005 - Vancouver, BC

On Oct. 29, 30 & 31th, 2005 - on National TV, BTV-Business

Television profiles:
*View the features online through the video links below*:

REGI US Inc (RGUS:OTCBB): http://www.b-tv.com/i/videos/regius.wmv Since 1987, REGI US has refined the Rand Cam™ engine, a lighter weight and more efficient engine, designed to address the power needs of most large markets. The technology, most recently patented in 1995, also has wide applications for military and civilian aircraft.

BTV, a half-hour weekly business program, profiles emerging companies across Canada and the USA. With Host Taylor Thoen, BTV features companies at their location, interviews the company's key executives, features their products and services and unveils their plans for future growth.

BTV BROADCAST TIMES:
CANADA: -
Ontario: Toronto One (now SUNTV)- Sun. Oct. 30 @ 9:00am EST

BC/Washington: KVOS TV - Sun. Oct. 30 @ 4pm PST

AB/Calgary: CITY TV - Mon. Oct. 31th @ 3:30pm MST

Bell Express VU and Star Choice - West
SUNTV Sun. Oct. 30 @ 6:00am PST & 7:00am MST

U.S. national:
America One - Sat. Oct. 29 @10:30 am EST /www.americaone.com

WVVH South Hampton, NY
WSPY Plano, IL
WZBN Trenton, NJ
ShelbyTV Shelby Township
KKAX Kingman, AZ
WIVM Canton, OH
K48BK Dove Creek, CO
K27FA Craig, CO
WRCF Orlando, FL
WLLS Indiana
WLNN Boone, NC
W34AX Henderson, NC
W67CD Sanford, NC
WYBE Southern Pines, NC
WBKA Bucyrus, OH
CTV12 Cedar City, UT
VTV Vernal, UT
WBII Ashland, MS
WPRQ Clarksdale, MS
KXOK Enid, OK
KXOC Oklahoma City, OK
KWEM Stillwater, OK
KEEN Las Vegas
KMCA Redding, CA
TV9 Troy, OH
WRBD Pensacola, FL
KDAO Marshalltown

KTYJ Coeur d' Alene, ID
NSU22 Natchitoches, LA
WBCF Florence, AL
W35AY Hilton Head Island, SC
WJTS Jasper, IN
WGTN Worthington, MN
KCCE San Luis Obispo, CA
W35BB Dublin, GA
IMAGE Erie, PA
KPIF Pocatello, ID
K23BJ Lake Havasu City, AZ
UPN23 Hornell, NY
WEBU Webb, MS
WLMO Lima, OH
WHAN Salem, IN

FOR INFORMATION ON BTV CALL: (604) 575-3002 www.b-tv.com

BTV - BUSINESS TELEVISION
18196 - 69th Ave Surrey, BC
V3S 9C7
TEL: 604.664.7401
FAX: 604.575.3004
www.b-tv.com